

May 3, 2012

Via E-mail
Mr. Daniel W. Dowe
Chairman, President and CEO
Artisanal Brands, Inc.
483 Tenth Avenue, 2nd Floor
New York, New York 10018

> **Re: Artisanal Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2012**
> **File No. 333-180732**

Dear Mr. Dowe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Given that you are registering the sale of 16,000,000 shares of common stock, please revise your filing to refer to the shares you are offering, as opposed to "units."

Use of Proceeds, page 13

2.   Where you disclose on page 13 that you anticipate allocating a portion of your proceeds to repay indebtedness, please describe with greater specificity the loans to which you are referring. For example, with respect to the Senior Secured Loan, please clarify whether you are referring to the $2,000,000 senior secured loan discussed in the last paragraph on page 22. For each loan, disclose the total amount due, including principal and interest, as of a recent date.

Exhibits

3.   Please file the documentation evidencing the $2,000,000 senior secured loan to which you refer in the last paragraph on page 22. If you have not yet raised these funds, please file the form of the note or loan agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director